Zing is in **Miami, Florida.**
November 12, 2021 ·

🌟Zing WeFunder Campaign NOW LIVE🌟

We're a young startup with a small team and a BIG vision! Some of you have been with us since 2018 and some of you have just joined the Zing journey - but either way we're thankful you're here.

Zing is ready for the next chapter and we want you to join us. This is your opportunity to own a piece of Zing! 🚀

Link in bio to get started 👉

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#dronedelivery #drones #drone #dronelife #dronesforgood #droneinnovation #tech #techstartup #smarttech #innovation #vc #investing #crowdfunding #equitycrowdfunding #wefunder #miami #tampabay #smallbiz

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


ZING WEFUNDER
CROWDFUNDING CAMPAIGN
NOW
LIVE
WEFUNDER.COM/ZING


The Zing team has been on fire since I met them at a conference here in Miami, FL. From that initial point of contact until now, I have watched them grow & I am excited to see what they accomplish in the near future. Apart from their ability to execute, it is their energy, vision, & grit that sold me.
JEANINE SUAH

zinghq • **Following**
Miami, Florida

zinghq Why invest in Zing? Let's see what our supporters have to say! 🚀

Check out these testimonials from some of Zing's investors! 👉

When you invest in Zing, you're not just investing in a company. You're joining the Zing team and investing in our future!

As we crowdfund, we're creating a community bound by something so much more meaningful.

To those who have invested, thank you! And if you're interested in investing, click the link in our bio! 💫

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#zinghq #zingdronedelivery #dronedelivery #drones #dronetech #dronepilot #uas #uav #air #tech #smarttech #techinnovation #techstartup #startup #miami #crowdfunding #equitycrowdfunding #wefunder #invest #investmentopportunity

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

2w

jea9suah ❤️❤️❤️❤️

2w Reply

Liked by **o.chainz** and **16 others**

DECEMBER 16, 2021

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ZING
DRONE DELIVERIES


LEAD
INVESTOR
ANNOUNCED

The Zing team is excited to introduce our lead investor, Chris Bley. We are happy to have him on the Zing team and look forward to the impact he'll make as we continue to grow.

Chris has been involved in the renewable energy industry for over 20 years and he had been involved with drones and the aviation industry since 2012. He is a Santa Cruz based serial entrepreneur and founder of a drone innovation hub, Airspace Integration.

In 2001, Chris founded Rope Partner, a rope access service company located in Santa Cruz which uses ropes to gain access on utility scale wind turbines throughout the world for inspection, maintenance and repair. Rope Partner was acquired by Magnesium Capital in 2020.

Chris cofounded InspecTools in 2012. InspecTools focuses on applying emerging drone, image database and software capabilities in the wind energy, solar and utility industries to have a better understanding of their assets. InspecTools was acquired by PrecisionHawk in 2018.

Currently, Chris is involved in several additional drone related projects including Monterey Bay DART (a non-profit focused on supporting and connecting drone innovators), Insight Up Solutions (drone and sensor resale) and AirSpace Integration (provides shared work spaces, air space management and training). These companies are all located in the Monterey Bay region.

Chris is passionate about making drone deliveries a reality and Zing is leading the way in an exciting renaissance in aviation and delivery.

WeFunder Campaign

As we approach the end of 2021, our team has been so grateful for our community of supporters. Your investment has a significant impact on our small team as we work to make drone delivery safe, accessible, and scalable. This holiday season, consider giving your investment to advance the future of drone delivery.

If you're interested in supporting Zing's vision, you can do so for as little as **$250** (and you don't need to be an accredited investor!)

Click the button below to get started!

⭐ Invest in Zing ⭐

Like + Follow + Share

Thank you again to our supporters!

Don 't forget to like + comment + share our posts on social media too. We're growing because of you!

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Zing Drone Delivery Inc. | https://zingdrones.com | Saint Petersburg, FL 33705

Zing Drone Delivery Inc.
1,052 followers
2w • Edited •

Why invest in Zing? Let's see what our supporters have to say! 🚀

Check out these testimonials from some of Zing's investors! 👉

When you invest in Zing, you're not just investing in a company. You're joining the Zing team and investing in our future!

We're not just raising money. As we crowdfund, we're creating a community bound by something so much more meaningful.

To those who have invested, thank you! And if you're interested in investing, head to https://wefunder.com/zing

Wefunder Jeanine Suah #dronedelivery #thankyou #equitycrowdfunding

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


fire since I met them at a conference here in Miami, FL. From that initial point of contact until now, I have watched them grow & I am excited to see what they accomplish in the near future. Apart from their ability to execute, it is their energy,


I see you guys making some big moves in the next few years and I'm excited to be a small part of that movement!
KEITH HANSO


UAS businesses are still in the beginning stages of the role they will play in the future. Zing is a pioneer in the UAS delivery industry and has great potential.
WILLIAM DRBOHLA


I believe this technology will be big in the near future and it's always great to get in on the ground floor.
MICHAEL MOOR

Lauren Tarpley and 1 other

2 comments • 2 shares

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